Exhibit 99.1

ABN 82 010 975 612

APPENDIX 4D — INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1
Revenue from ordinary activities.	Down 64.2% from previous corresponding period to $1,120,000.

Appendix 4D item 2.2
Profit (loss) from ordinary activities after tax attributable to members.	Loss increased 374.6% from previous corresponding period to $8,192,000.

Appendix 4D item 2.3
Net profit (loss) for the period attributable to members.	Loss increased 374.6% from previous corresponding period to $8,192,000.

Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2009. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.

Appendix 4D item 3
Net tangible assets per security.	2009: 80.16 cents
2008: 116.90 cents

Appendix 4D item 4.1	N/A
Entities over which control has been gained.

Appendix 4D item 4.2	N/A
The date of the gain of control.

Appendix 4D item 4.3	N/A
Contribution to profit from ordinary activities.

Appendix 4D items 5, 6, 7, 8 and 9 are not applicable.

Half-year Financial Report 31 December 2009

Financial Report

For the half-year ended 31 December 2009

ASX HALF-YEAR INFORMATION – 31 December 2009

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2009 Annual Report.

Half-year Financial Report 31 December 2009

Contents

DIRECTORS’ REPORT		4
AUDITOR’S INDEPENDENCE DECLARATION		7
STATEMENT OF COMPREHENSIVE INCOME		8
STATEMENT OF FINANCIAL POSITION		9
STATEMENT OF CHANGES IN EQUITY		10
STATEMENT OF CASH FLOWS		11
NOTES TO THE FINANCIAL STATEMENTS		12
1.	CORPORATE INFORMATION	12
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
3.	OPERATING SEGMENTS	13
4.	REVENUE AND EXPENSES	15
5.	TRADE AND OTHER PAYABLES	16
6.	ISSUED CAPITAL	16
7.	SUBSEQUENT EVENTS	16
8.	CONTINGENT LIABILITIES	16
9.	EXPENDITURE COMMITMENTS	17
10.	ADDITIONAL INFORMATION	17
DIRECTORS’ DECLARATION		18
INDEPENDENT AUDITOR’S REPORT		19

Half-year Financial Report 31 December 2009

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2009.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James	(Non-Executive Chairman)
Dr John Chiplin	(Interim CEO & Director) appointed as Interim CEO on 30th November 2009.
Dr Julie Cherrington	(Non- Executive Director)
Dr Gordon Schooley	(Non- Executive Director) resigned 30 November 2009
Dr Paul Lin	(Non- Executive Director) Appointed 30 November 2009
Mr Heng Hsin Tang	(Non- Executive Director) Appointed 17 July 2009
Mr Thomas Burt	(Non- Executive Director) Appointed 17 July 2009
Mr Joe Yeh-Chiao Lin	(Non- Executive Director) Appointed 17 July 2009, resigned 30 November 2009
Mr Paul Dixon	(Company Secretary)

PRINCIPAL ACTIVITY

The principal activities of the Company during the half-year were:

•                  Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and

•                  The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

There were no significant changes to the Company’s operations during the half-year.

On August 5, 2009, the Company announced that it had commenced legal proceedings in the Supreme Court of Queensland against a group of shareholders alleged to have contravened section 606 of the Corporations Act 2001. The alleged contraventions relate to the Respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen. On November 18, 2009, a settlement was reached with a number of key respondents representing 19.32% of the voting shares.  The parties to the settlement agreed that in respect of board composition resolutions at general meetings, the votes would be assigned to Stuart James as Chairman. This arrangement is in place for 18 months from the date of settlement.

Review of Operations

The loss for the six months ended 31 December 2009 was $8,192,000 compared to a loss of $1,726,000 in the previous corresponding period.

The variance between the results ending 31 December 2009 and the previous corresponding period is largely due to a $7,584,000 decrease in foreign exchange gains, payment of a $1.8 million legal settlement and decreases in interest and manufacturing income. These items were partially offset by decreases in operating expenses in administrative and corporate expenses of $1,071,000 and research and development expenses of $4,057,000.

Half-year Financial Report 31 December 2009

DIRECTORS’ REPORT (continued)

Research and Development

During the half-year ended 31 December 2009, research and development expenditure fell by $4,057,000 to $3,766,000 compared to the prior corresponding period. This is primarily due to the discontinuation of PI-88 PATHWAY Phase 3 trial during the half-year ending 2008, as well as the PI-88 melanoma study nearing completion in Australia.

The primary activities of this division are:

1.               the clinical development of the Company’s anti-cancer drug candidates; and

2.               the drug discovery program aimed at the discovery of small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer.

PG-11047

Progen’s cell proliferation platform is centred on the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. Progen’s lead cell profileration compound, PG-11047, is currently in early clinical development in parallel to additional translational studies to determine the most promising cancer indications for Phase 2 development and beyond.

Two Phase 1 studies involving PG-11047 are being conducted simultaneously. The first trial at the University of Chicago was designed to evaluate the safety PG-11047 in advanced cancer patients that have failed all other treatment options or that have few treatment options open to them. This study is closed to enrolment and the primary objectives of the study were met. A total of 46 patients were enrolled into the trial and all patients are off study. Progen expects that the final data analysis will be complete by the end of February 2010.

The second Phase I trial is assessing the safety and efficacy of treating patients with PG-11047 in combination with other approved cancer therapies. This trial will provide us with safety and dosing data to support a Phase 2 clinical program. To date this trial has enrolled approximately 130 patients, with 10 patients currently active and 3 additional patients undergoing screening. This is expected to be completed in April 2010 with data available during June 2010.

PG500 Series

PG545 has been selected as the lead compound from the PG500 series. PG545 has been designed to target tumour angiogenesis and metastasis. Like PI-88, PG545 is a heparan sulfate mimetic, however, unlike PI-88, PG545 is a single molecular entity with a very different product profile.

The ability of PG545 to inhibit angiogenic growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and vascular endothelial cell growth factor (VEGF) is essential for the potent anti-tumour activity observed in a variety of solid tumour models including liver, breast, prostate, head and neck, lung and skin cancer. Moreover, the inhibitory activity of heparanase likely contributes to the significant anti-metastatic effect that PG545 displayed in animal models of experimental and spontaneous metastasis.

Another important differentiating factor for PG545 over PI-88 is the pharmacokinetic profile. Our studies for PG545 indicate that optimal drug scheduling is likely to be intermittent rather than daily (e.g. once weekly administration) which should aid patient compliance.  Definitive toxicology studies conforming to Good Laboratory Practice (GLP) are underway which will assist in defining the maximum recommended starting dose (MRSD) in human trials due to commence Q4 2010.

PI-88

The phase 2 trial investigating PI-88 in metastatic melanoma patients is approaching completion, with study reports expected to be available by mid-2010.

Half-year Financial Report 31 December 2009

DIRECTORS’ REPORT (continued)

Our collaborative partner, Global TransBiotech, is continuing to work towards the commencement of a Phase 3 clinical trial in PI-88, which is expected to commence by the end of March 2010.

Drug Discovery

We maintain early stage research efforts in two drug discovery programs:

1.               Heparanase discovery program. This program is targeted towards the identification of molecules that selectively inhibit the enzyme heparanase.

2.               Epigenetics discovery program. The primary goal of our current studies is to determine if inhibition of LSD1 with our new compounds offers potential therapeutic advantages over existing strategies targeting aberrant epigenetic gene silencing.

The objective of these programs is to replenish and to diversify the Company’s product development portfolio by creating a robust drug pipeline.

Corporate and Administration

Interest income decreased 83.0% from the previous corresponding period to $377,000. This is due to the reduced cash equivalents available for investment following the $40 million equal access share buyback undertaken in April 2009 as well as operating losses during calendar year 2009. Further, deteriorating deposit interest rates have affected the return of our deposits when compared to the half year ending 31 December 2008.

Corporate and Administration expenses decreased 31.1% from the previous corresponding period to $2,369,000. This is largely due to a reduction in management consulting fees of $582,000, lower option expenses of $154,000 and a drop in salaries of $98,000.

Other Expenses and Foreign Exchange

Other expenses increased 238.1% to $2,739,000, primarily due to the one-off payment of $1.8 million to Medigen Biotechnology Corp. in full settlement of a legal dispute.

Foreign exchange gains dropped $7,584,000 to a net loss of $467,000, predominantly due to depleted holdings of US dollars compared to the half year ending 31 December 2008 and a strengthening Australian Dollar throughout the half-year ending 31 December 2009.

Liquidity and Cash Resources

At 31 December 2009 cash assets amounted to $19,950,000 compared to $28,045,000 at 30 June 2009.

Rounding of Amounts

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor Independence

The independence declaration of the Company’s auditors is on page 7 and forms part of this report.

This report has been made in accordance with a resolution of directors.

John Chiplin

Interim CEO

Brisbane, 26 February 2010

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001
Tel: +61 73011 3333 Fax: +61 73011 3100 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our review of the financial report of Progen Pharmaceuticals Limited for the half-year ended 31 December 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mike Reid

Partner

Brisbane

26 February 2010

Liability limited by a scheme approved under Professional Standards Legislation

Half-year Financial Report 31 December 2009

STATEMENT OF COMPREHENSIVE INCOME

For the half-year ended 31 December 2009

		31 December	31 December
	Note	2009	2008
		$’000	$’000

Revenue	4(a)	1,120	3,125

Other income	4(b)	33	110

Research and development expenses		(3,766)	(7,823)
Administrative and corporate expenses		(2,369)	(3,440)
Finance costs		(4)	(5)
Other expenses	4(e)	(2,739)	(810)

Net loss from operations		(7,725)	(8,843)

Net foreign exchange gain (loss)	4(c)	(467)	7,117

NET LOSS FOR THE PERIOD		(8,192)	(1,726)

Other Comprehensive Income
Foreign Currency Translation		34	43

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(8,158)	(1,683)

Basic and diluted loss per share (cents per share)		(33.16)	(2.86)

Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		24,709,097	60,456,908

The accompanying notes form an integral part of this Statement of Comprehensive Income.

Half-year Financial Report 31 December 2009

STATEMENT OF FINANCIAL POSITION

As at 31 December 2009

		31 December	30 June
	Note	2009	2009
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	10	19,950	28,045
Trade and other receivables		700	294
Prepayments		434	138
Total current assets		21,084	28,477

Non-current assets
Short-term deposits		94	100
Prepayments		209	199
Property, plant and equipment		749	881
Intangible assets		2,824	3,005
Total non-current assets		3,876	4,185

TOTAL ASSETS		24,960	32,662

LIABILITIES
Current liabilities
Trade and other payables	5	1,905	1,433
Provisions		221	229
Total current liabilities		2,126	1,662

Non-current liabilities
Provisions		202	210
Total non-current liabilities		202	210

TOTAL LIABILITIES		2,328	1,872

NET ASSETS		22,632	30,790

EQUITY
Issued capital	6	152,217	152,217
Other reserves		3,334	3,300
Accumulated losses		(132,919)	(124,727)

TOTAL EQUITY		22,632	30,790

The accompanying notes form an integral part of this Statement of Financial Position.

Half-year Financial Report 31 December 2009

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2009

	Number of
	ordinary		Accumulated	Other
	shares	Amount	losses	reserves	Total
		$’000	$’000	$’000	$’000

At 1 July 2008	60,393,891	191,357	(119,260)	3,162	75,259

Loss of the period	—	—	(1,726)	—	(1,726)
Foreign currency translation reserve				43	43
Total comprehensive income for the period	—	—	(1,726)	43	(1,683)

Shares issued	75,620	140	—	—	140
Transaction costs on share issue	—	(25)	—	—	(25)

Share-based payment	—	—	—	156	156

At 31 December 2008	60,469,511	191,472	(120,986)	3,361	73,847

At 1 July 2009	24,709,097	152,217	(124,727)	3,300	30,790

Loss of the period			(8,192)		(8,192)
Foreign currency translation reserve				34	34
Total comprehensive income for the period			(8,192)	34	(8,158)

Share based payment	—	—	—	—	—

At 31 December 2009	24,709,097	152,217	(132,919)	3,334	22,632

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2009

STATEMENT OF CASH FLOWS

		31 December	31 December
	Note	2009	2008
		$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		419	668
Payments to suppliers, employees and others		(8,380)	(14,935)
Receipt of government grants		—	414
Interest received		327	2,219
Finance costs		(6)	(1)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES		(7,640)	(11,635)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, equipment & other assets		(21)	(174)
Disposal of property, plant, equipment & other assets		1	—
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(20)	(174)

CASH FLOWS FROM FINANCING ACTIVITIES
Transaction costs of issue of shares		—	(25)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES		—	(25)

Net decrease in cash held		(7,660)	(11,834)
Net foreign exchange differences		(435)	7,998
Cash and cash equivalents at the beginning of period		28,045	76,748
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	10	19,950	72,912

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2009

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2009

1.  CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2009 was authorised for issue in accordance with a resolution of the directors on 26 February 2010.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange and the NASDAQ under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year consolidated financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2009.

It is also recommended that the half-year consolidated financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of preparation

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year consolidated financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year consolidated financial report, the half-year has been treated as a discrete reporting period.

Significant accounting policies

The following new standards and amendments to existing standards are effective for the financial year ending 30 June 2010:

AASB 3 Business Combinations (revised 2008) and AASB 127 Consolidated and Separate Financial Statements (revised 2008)

These standards make a number of amendments to the accounting for business combinations and consolidations, including requiring acquisition costs to be expensed, the clarification of the accounting treatment for changes in ownership interests and the fair value measurement of contingent consideration in the statement of financial position at acquisition date with subsequent changes reflected in the income statement. These accounting standards are applied prospectively on acquisitions complete on or after 1 July 2009.

AASB 101 Revised Presentation of Financial Statements

Half-year Financial Report 31 December 2009

As a result of the adoption of AASB 101, the Income Statement has been changed to the Statement of Comprehensive Income and the Balance Sheet has been changed to the Statement of Financial Position.

The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group’s Annual Report for the year to 30 June 2009, except for the adoption of new standards and amendments to existing standards noted above, which have no impact on the measurement of the results or financial position of the Group.

3.  OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research & Development	Manufacturing	Total
	$000	$000	$000
31 December 2009

Operating revenue
Sales to external customers	—	743	743
Total segment revenue	—	743	743

Unallocated revenue	—		410
Total revenue			1,153

Segment result	(2,835)	(188)	(3,023)

Administrative and corporate costs			(2,430)
Other expenses			(2,739)
Operating loss			(8,192)

31 December 2009
Assets
Segment assets	2,989	479	3,468
Unallocated cash			19,950
Unallocated assets			1,542
Total assets			24,960

Liabilities
Segment liabilities	845	169	1,014
Unallocated liabilities			1,314
Total liabilities			2,328

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	2	19	21
Unallocated acquisition of property, plant & equipment, and other non-current assets			—
Depreciation and amortisation	210	81	291
Unallocated depreciation and amortisation			39

Half-year Financial Report 31 December 2009

3.   SEGMENT INFORMATION (cont’d)

	Research &
	Development	Manufacturing	Total
	$000	$000	$000
31 December 2008

Operating revenue
Sales to external customers	82	906	988
Total segment revenue	82	906	988

Unallocated revenue			2,247
Total revenue			3,235

Segment result	(6,818)	1	(6,817)

Administrative and corporate expenses			(1,216)
Net foreign exchange gain			7,117
Other expenses			(810)
Operating loss			(1,726)

31 December 2008
Assets
Segment assets	3,463	610	4,073
Unallocated cash			72,912
Unallocated assets			1,388
Total assets			78,373

Liabilities
Segment liabilities	2,651	160	2,811
Unallocated liabilities			1,715
Total liabilities			4,526

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	7	97	104
Unallocated acquisition of property, plant & equipment, and other non-current assets			1
Depreciation and amortisation	523	139	662
Unallocated depreciation and amortisation			101

Half-year Financial Report 31 December 2009

4.  REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	31 December	31 December
	2009	2008
	$’000	$’000
(a) Revenue
Manufacturing	743	906
Interest	377	2,219
	1,120	3,125
(b) Other income
Government grants	—	82
Other revenue	33	28
	33	110
(c) Foreign exchange gains (losses)
Realised	2	(386)
Unrealised	(469)	7,503
	(467)	7,117
(d) Expenses
Depreciation & Amortisation	150	280
Employee benefits (excluding share-based payments)	1,662	2,088
Expense of share-based payments	2	156

(e) Other Expenses
Legal settlement cost	1,800	—
Legal costs	939	137
Costs associated with potential merger	—	673
	2,739	810

Half-year Financial Report 31 December 2009

5.  TRADE AND OTHER PAYABLES

	31 December	30 June
	2009	2009
	$’000	$’000

Trade creditors (i)	666	654
Other creditors (ii)	1,239	779
Trade and other payables	1,905	1,433

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)             Trade creditors are non-interest bearing and are normally settled on 30 days terms.

(ii)          Other creditors are non-interest bearing and have a term between 30 days and 12 months.

6. ISSUED CAPITAL

	31 December	30 June	31 December
	2009	2009	2008
	$’000	$’000	$’000
a) Issued and paid up capital
Ordinary shares fully paid	152,217	152,217	191,472

	Number of
	Shares	$’000
b) Movements in shares on issue
At 1 January 2009	60,469,511	191,472
Equity issued related to acquisition	75,620	165
Off market share buy-back	(35,836,034)	(39,420)
At 1 July 2009	24,709,097	152,217
Shares issued	—	—
At 31 December 2009	24,709,097	152,217

7. SUBSEQUENT EVENTS

There were no significant events subsequent to the reporting date.

8. CONTINGENT LIABILITIES

Progen Pharmaceuticals Inc commitments

In February 2008, Progen Pharmaceuticals Limited completed the acquisition of CellGate Inc, a US-based drug development company with preclinical and clinical compounds targeting oncology. Upon the acquisition of CellGate, the name of the entity was changed to Progen Pharmaceuticals Inc. The terms of the CellGate acquisition agreement require Progen to use best commercial endeavours to develop and commercialise the CellGate technologies. Furthermore, Progen is required to pay the vendors of CellGate specific milestone payments (either in cash or in Progen equity) if Progen elects to move specific technologies to specified stages of clinical development, registration, and commercialisation. In total, these milestone payments amount to a maximum of US$19,500,000, payable if the maximum number of CellGate technologies is progressed to commercialisation.

Half-year Financial Report 31 December 2009

In addition, CellGate had existing milestone commitments to SLIL Biomedical Corp and the Wisconsin Alumni Research Foundation (WARF) which were honoured by Progen at the time of acquisition.  If achieved in full, the SLIL Biomedical Corp milestone payments amount to US$2,637,000. The WARF milestones, totalling US$1,000,000 are “negative milestones” that are payable only if the compound has not progressed to a certain point at defined points in time. The first of these negative milestones comes into effect at the end of March 2011.

It is possible that no milestone payments are ever to be made to the CellGate, SLIL and WARF vendors as this depends on the decisions Progen takes on the basis of outcomes associated with the preclinical, clinical, and commercialisation development efforts for the technologies. Currently, Progen is executing preclinical development efforts for specific CellGate technologies and PG11047 is in two separate Phase 1 clinical development trials. No provision has been recognised for the milestones because the achievement of the milestone is not currently sufficiently advanced to be considered probable.

9.   EXPENDITURE COMMITMENTS

During the six month period ended 31 December 2009 the following expenditure commitments had been contracted but not provided:

•                  Preclinical research study agreements of approximately $309,000

•                  Clinical research study agreements of approximately $627,643

•                  Consultant agreements of approximately $74,000

•                  Purchase agreements of approximately $11,000

•                  Lease payments of approximately $288,000

10.  ADDITIONAL INFORMATION

Reconciliation of cash

For the purpose of the Cash Flow Statement, cash and cash equivalents comprise the following:

	31 December	31 December
	2009	2008
	$’000	$’000

Cash at bank and in hand	8,530	37,410
Short-term deposits	11,420	35,502
Cash and cash equivalents	19,950	72,912

Half-year Financial Report 31 December 2009

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)                                  In the opinion of the directors:

(a)          the consolidated financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated financial position as at 31 December 2008 and the performance for the half-year ended on that date; and

(ii) complying with Accounting Standards AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

(b)                                 there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the board.

John Chiplin

Interim CEO

Brisbane

26 February 2010

1 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001
Tel: +61 73011 3333 Fax: +61 73011 3100 www.ey.com/au

Independent review report

To the members of Progen Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 31 December 2009, statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes, and the directors’ declaration of the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the half-year end or from time to time during the half year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the 31 December 2009 financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001, including:

i                     giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

ii                  complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

Ernst & Young

Mike Reid

Partner

Brisbane

26 February 2010